Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33.3.0026253-9

PUBLICLY-HELD COMPANY

MINUTES OF THE 385TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS, HELD ON JANUARY 17, 2012.

I. DATE, TIME AND PLACE OF THE MEETING: January 17, 2012, at 2:00 p.m., in the Meeting Room of the Company’s Board of Directors, located at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro.

II. NOTICE: Conducted by individual messages sent to the Directors on January 10, 2012.

III. QUORUM AND ATTENDANCE: Board members representing a majority of members in office, were in attendance and signed their names below. Also in attendance were José Augusto da Gama Figueira, Maria Gabriela Campos da Silva Menezes Cortês and Daniella Geszikter Ventura (representatives of the Company) and Sergio Bernstein (member of the Company’s Fiscal Council).

IV. CHAIR: Chairman of the Meeting – José Mauro Mettrau Carneiro da Cunha, and Secretary of the Meeting – José Augusto da Gama Figueira.

V. AGENDA AND RESOLUTIONS:

The Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, declared the meeting open and then clarified that, with respect to item 1 of the Agenda, in the analysis of the documentation prepared for the purpose of registering the Corporate Reorganization involving the Company, Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”), the U.S. Securities and Exchange Commission returned comments regarding the method of accounting the gain arising from the acquisition of BRT shown in the unaudited pro-forma financial statements of BRT, on the reference date of June 30, 2011, which resulted in adjustments to the Valuation Report of Coari and the Valuation Report of Net Equity at Market Prices of Coari and BRT, as well as to the Valuation Report of TNL and the Valuation Report of Net Equity at Market Prices of TNL and BRT. After examining the information and material submitted, the Board Members present unanimously resolved to:

(i)	approve the new book value and net equity at market prices reports referring to the Mergers of Coari and TNL, prepared by Apsis Consultoria Empresarial Ltda., located at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ Registry under No. 27.281.922/0001-70 (“Apsis”), according to the criteria required by the U.S. Securities and Exchange Commission – SEC. Copies of such reports are attached to the minutes of this Meeting.

(ii)	approve the following documents, including all of their amendments and changes therein, (i) First Amendment to the Protocol of Merger and Instrument of Justification between Brasil Telecom S.A. and Coari Participações S.A.; and (ii) First Amendment to the Protocol of Merger and Instrument of Justification between Brasil Telecom S.A. and Tele Norte Leste Participações S.A., with the ratification of all the other terms of the original protocol unaltered by the referred to amendments herein approved. Copies of the Amendments to the Protocols and Justifications approved herein are attached to the minutes of this Meeting.

(iii)	submit the Amendments to the Protocols and Justifications, as well as the new valuation reports approved in item 1 above, to the general shareholders’ meetings of the Company, Coari and BRT, along with other previously approved documents relating to the Corporate Reorganization; and

(iv)	authorize the Company’s Executive Officers to take all necessary steps to execute the Amendments to the Protocol and Justification of Merger of TNL by BRT and other measures necessary for the implementation of the Corporate Reorganization.

Then, with respect to item 2 of the Agenda, in accordance with article 150 of Law No. 6,404/76, the Board Members resolved to replace Monica Ferreira Dias, an alternate member of the Board of Directors of the Company, with ALCINEI CARDOSO RODRIGUES, Brazilian, married, economist, holder of identification card no. 17041302-0, issued by SSP/SP, enrolled in the individual taxpayers’ registry (CPF/MF) under no. 066.206.228-01, resident and domiciled in Brasília (DF), with an address at SCN, Quadra 2, Bloco A, 11th floor – Ed Corporate Financial Center, for the remainder of the current term, in other words, until the Ordinary General Shareholders’ Meeting of 2013. The elected Board Member declares that he is not involved in any of the crimes provided by law that prevent him from performing the job for which he was elected and gave a statement pursuant to paragraph four of article 147 of Law No. 6,404/76.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 385th Extraordinary Meeting of the Board of Directors

Held on January 17, 2012

A majority of the members of the Board of Directors were in attendance and affixed their signatures: José Mauro Mettrau Carneiro da Cunha – Chairman of the Meeting; José Augusto da Gama Figueira – Secretary of the Meeting; Fernando Magalhães Portella; Pedro Jereissati; Armando Galhardo Nunes Guerra Jr.; Alexandre Jereissati Legey; Ricardo Ferraz Torres (alternate); Laura Bedeschi Rego de Mattos; Demósthenes Marques; Carlos Fernando Costa; and Renato Torres de Faria.

I certify that this is an accurate copy of the minutes recorded in the Company’s own books.

Rio de Janeiro, January 17, 2012.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 385th Extraordinary Meeting of the Board of Directors

Held on January 17, 2012